SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 26, 2019

Commission File No.: 001-05146-01

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips publishes 2018 Annual Report”, dated February 26, 2019.

Press Information

February 26, 2019

Philips publishes its Annual Report 2018

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA), a global leader in health technology, today published its Annual Report 2018, and expects to file the report on Form 20-F with the US Securities and Exchange Commission later today (www.sec.gov).

Philips’ Annual Report 2018 will be on the agenda of the Annual General Meeting of Shareholders (AGM), to be held on May 9, 2019. The convocation notice and the agenda (including explanatory notes) for the AGM will be published in due course.

The Annual Report 2018 is available to shareholders and other interested parties via this link.

The Annual Report 2018 on Form 20-F will be available via this webpage www.philips.com/a-w/about/investor/financial-reporting/annual-reports.html and a printed copy can also be obtained free of charge upon written request to the following email address: annual.report@philips.com.

For further information, please contact:

Ben Zwirs

Philips Group Press Office

Tel.: +31 6 1521 3446

E-mail: ben.zwirs@philips.com

Ksenija Gonciarenko

Philips Investor Relations

Tel.: +31 20 5977055

E-mail: ksenija.gonciarenko@philips.com

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips generated 2018 sales of EUR 18.1 billion and employs approximately 77,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 26th day of February 2019.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
M.J. van Ginneken
(Chief Legal Officer)